News Release

TransAlta Corporation Announces Closing of $540 million Transaction with TransAlta Renewables

CALGARY, Alberta (January 6, 2016) – TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today the closing of the investment by TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) in TransAlta’s Sarnia Cogeneration Plant, Le Nordais wind farm and Ragged Chute hydro facility (the "Portfolio") for a combined value of approximately $540 million (the "Transaction"). The Portfolio consists of approximately 611 MW of highly contracted power generation assets located in Ontario and Quebec. TransAlta Renewables’ investment consists of the acquisition of securities which track the net distributable profits of the Portfolio. The Transaction was originally announced on November 23, 2015.

"I am pleased to announce the closing of our second drop-down transaction with TransAlta Renewables this year. In 2015, we raised approximately $600 million in cash proceeds through the use of our sponsored vehicle and going forward, we intend to continue to grow TransAlta Renewables with suitable assets from TransAlta and new accretive transactions as they arise," said Dawn Farrell, President and Chief Executive Officer.

Pursuant to the Transaction TransAlta received cash proceeds of $172.5 million, $215 million in convertible unsecured subordinated debentures (the "Debentures") and approximately $152.5 million in common shares of TransAlta Renewables (the “Common Shares”). Cash proceeds will be used by the Company to reduce debt which remains a focus in 2016.

Following the closing of the Transaction, TransAlta owns approximately 134.0 million Common Shares and approximately 26.1 million Class B Shares of TransAlta Renewables, representing approximately 64% of the outstanding voting shares of TransAlta Renewables. The Debentures were issued to TransAlta on an interest only basis at a coupon of 4.5% per annum payable semi-annually in arrears and will mature on December 31, 2020 at which time TransAlta will have the right, at is sole option, to convert the outstanding Debentures, in whole or in part, into 16.3 million Common Shares of TransAlta Renewables. Ownership will increase to approximately 66% in 2020 if TransAlta converts the outstanding Debentures to Common Shares.

TransAlta Renewables will continue to be a key part of TransAlta’s strategy to strengthen its balance sheet, improve its liquidity and position the Company for future growth opportunities. TransAlta remains committed to maintaining its position as the majority shareholder and sponsor of TransAlta Renewables and intends to continue to own approximately 60% to 80% of the outstanding voting shares of TransAlta Renewables.

2015 Strategic Accomplishments

Including this Transaction, TransAlta executed a number of initiatives in 2015 that have enhanced the competitive positioning of the Company for 2016 and beyond including:

1)      Raising over $1.0 billion of net proceeds throughout the year consisting of approximately $600 million through drop-down transactions and the sale of Common Shares of TransAlta Renewables and approximately $442 million in non-recourse financing associated with two wind farms in Ontario at a rate of 3.8%. Cash proceeds were used to reduce indebtedness and have resulted in liquidity of approximately $1.5 billion following the closing of the recent Transaction with TransAlta Renewables.

2)      Maintaining investment grade credit ratings from three rating agencies. Standard & Poor’s ("S&P") recently reaffirmed TransAlta’s BBB-/Stable Outlook credit rating, reflecting the Company’s commitment to strengthen its balance sheet. TransAlta also maintains investment grade ratings with stable outlooks from DBRS (BBB/Stable Outlook) and Fitch (BBB-/Stable Outlook). As expected, Moody’s Investor Services ("Moody’s") recently announced that it had downgraded TransAlta’s credit rating to Ba1 (Stable Outlook). This action by Moody’s is not anticipated to have a material impact on the Company.

3)      Executing several productivity initiatives that are expected to reduce TransAlta’s operations, maintenance and administrative costs by approximately $50 million. These cost reductions improve the Company’s competitive position in the current low power price environment in Alberta and the Pacific Northwest.

4)      Hedging approximately 87% of its generation for 2016, and approximately 82% for 2017. The average prices of short-term physical and financial contracts for 2016 are approximately $50 per MWh in Alberta and approximately U.S. $45 per MWh in the Pacific Northwest. This provides a greater level of certainty on the Company’s results for 2016 and 2017.

5)      Purchasing long-term contracted solar and wind assets which is expected to add approximately $20 to $25 million of incremental EBITDA in 2016 for total consideration of approximately $200 million and commissioning the Fortescue River Gas Pipeline, a long-term contracted gas pipeline in Western Australia, that is expected to add approximately $10 million of EBITDA on an annualized basis.

6)	Advancing the construction of the South Hedland Power Project, a 150 MW long-term contracted gas-fired generation facility, on budget and on-time. This project is expected to be commissioned in mid-2017 and add approximately $80 million of incremental annualized EBITDA.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding: the business and anticipated financial performance of TransAlta; the use of proceeds from the Transaction and the resulting increase in TransAlta’s liquidity; the Company's plans and strategies relating to strengthening its balance sheet, improving its liquidity and positioning the Company for future growth opportunities; TransAlta’s expectations in relation to its shareholdings in TransAlta Renewables; expected cost reductions from productivity improvements; incremental EBITDA expected from the recent acquisition of solar and wind assets; the commissioning of the Fortescue River Gas Pipeline and the construction of the South Hedland Power Project. All forward-looking statements are based on TransAlta’s beliefs and assumptions based on information available at the time the assumptions were made. These statements are not guarantees of TransAlta’s future performance and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; failure to realize the anticipated benefits of productivity initiatives; failure to proceed with plans for the sale of contracted assets or economic interests to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any regulatory, shareholder or third party approvals; impediments to the construction of the South Hedland Power Project; legislative or regulatory developments; competition; changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices; and general economic conditions in the geographic areas where TransAlta operates.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com